FILE NO. 82-34832




05008116

10 May, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since March 4 2005. The first release after this date was on March 16 2005.

Yours faithfully,

B P Rogers
Company Secretary


starpharma

28 April 2005

QUARTERLY CASH FLOW REPORT
PERIOD ENDED 31 MARCH 2005

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) for the quarter ended 31 March 2005.

The cash flow results are in line with projections, and reflect a number of initiatives that were announced during the quarter.

In January 2005 Starpharma made a cash equity investment of USD$1million (AUD$1.3million) in the US based company Dendritic NanoTechnologies, Inc ("DNT"). This investment was part of an agreement involving the Dow Chemical Company ("Dow") and DNT under which Starpharma secured exclusive rights to DNT and former Dow intellectual property for polyvalent dendrimer-based pharmaceutical applications. Under the agreement Starpharma also retained its position as the largest shareholder of DNT with a 33% ownership.

During the quarter Starpharma also made an equity investment of AUD$200k in the start-up biotechnology company Dimerix Bioscience Pty Ltd ("Dimerix"). Dimerix is a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs"). Starpharma assisted with the establishment of Dimerix and is providing in-kind contributions including commercial management expertise in addition to the cash investment. In exchange Starpharma has received a 30% equity holding, making it the largest shareholder of Dimerix.

The Dimerix and DNT investments are reflected in *Cash Flows Related to Investing Activities* in the Appendix 4C. A cash inflow of AUD$286k is also shown under *Investing Cash Flows* and this amount is the repayment of a loan of USD$200k that Starpharma had provided to DNT in 2003. Following completion of the Dow/DNT deal DNT repaid this loan with interest.

Receipts for the quarter include AUD$879k (US$688k) being the second payment under a grant from the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH).

The net operating outflow for the quarter was AUD$812k, and the net cash balance at 31 March 2005 was AUD$10.4million.

After the end of the quarter Starpharma announced that it had been offered a grant of AUD$5.6million over four years under the Australian Government's Pharmaceuticals Partnerships Program.

The Company's ability to secure both US and Australian grants enables us to fund our drug development projects without loss of ownership. This strategy allows us to gain maximum value from shareholder contributed funds, and at current levels of activity our cash reserves are sufficient to support the company for at least two years of operation.

John W Raff
Chief Executive Officer

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.
- Dimerix Biosciences Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Christie	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 / 0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	www.starpharma.com	

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current Quarter $A'000	Year to Date $A'000
1.1	Receipts from customers		879	1,794
1.2	Payments for	(a) staff costs	(751)	(2,415)
		(b) advertising and marketing	(60)	(86)
		(c) research and development	(1,031)	(3,532)
		(d) leased assets	-	-
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		151	519
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		(812)	(3,720)

	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(1,501)	(1,501)
	(c) intellectual property	-	-
	(d) physical non-current assets	(8)	(211)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	286	286
1.13	Other	-	-
	Net investing cash flows	(1,223)	(1,426)
1.14	**Total operating and investing cash flows**	(2,035)	(5,146)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(64)
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	-	-
	Net financing cash flows	-	(64)
Net increase (decrease) in cash held		(2,035)	(5,210)
1.21	Cash at beginning of quarter/year to date	12,483	15,658
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	10,448	10,448

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(79)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility	140	12

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	520	600
4.2	Deposits at call	9,928	11,883
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	10,448	12,483

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

....Date: 28 April 2005

B P Rogers

Company Secretary

FILE NO. 82-34832



8 April, 2005

Starpharma Holdings Ltd (ASX:SPL): Expiry of Options

This is to advise that the following unquoted options have expired without exercise:

4,500,000 unquoted options issued on 24 March 2004, exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005.

250,000 unquoted options issued on 14 July 2004, exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005.

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LIMITED ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Victoria 3004
Australia


starpharma

Starpharma Holdings Limited
Market Update


starpharma
leading the world in nanomedicine

Dr John Raff
Chief Executive Officer

April 2005

Who is Starpharma?


starpharma

Business: Globally pre-eminent in the Development and commercialisation of new pharmaceuticals using 'dendrimers' (highly defined nano-scale structures)

Competitive Advantage: First and only pharmaceutical development company to have had the US Food & Drug Administration ("FDA") approve trials in humans of a dendrimer nanotech engineered pharmaceutical - VivaGel™ (a vaginal microbicide with protective properties against the transmission of HIV & sexually transmitted diseases).

Securities Listed: Australian Stock Exchange (ASX: SPL)
IPO September 2000

Level 1 American Depositary Receipts Program
(USOTC:SPHRY - CUSIP number 855563102)
Depositary bank : The Bank of New York
January 2005

Established: 1996 - Melbourne, Australia



Starpharma's Melbourne
Head Office & Laboratories (level 6)

Recent Announcements


starpharma

September 2004	US National Institutes of Health ("NIH") grants US$6m to SPL for further development of microbicide pipeline.
December 2004	Results of Phase I human clinical trials indicate that VivaGel™ is safe, well tolerated and suitable to be developed as a vaginal microbicide for the prevention of HIV.
December 2004	VivaGel™ is rated in the Top 5 Nanotech breakthroughs, world-wide, in 2004 and SPL in the Top 5 Nanotech stock picks for 2005. (Ref: Forbes Wolfe Nanotech Reports)
January 2005	ADR Level 1 program successfully launched and enjoying rapid take-up.
January 2005	The Dow Chemical Co transferred entire dendrimer nanotech portfolio of patents (196 patents/ 41 patent families) to Dendritic NanoTechnologies, Inc. ("DNT"). (Owned - 33%: SPL; 30% Dow Chemical.)
March 2005	SPL management team strengthened by appointment of Dr Jackie Fairley.
April 2005	SPL offered $5.6M grant under Australian Government Pharmaceutical Partnerships Program to develop new products to fight cancer, HIV/AIDS, diabetes and viral respiratory conditions.

Other announcements include establishment of Dimerix Bioscience Pty Ltd, joint venture with Anadis Limited, and further New Zealand Government funding via IRL.

Nanotechnology


starpharma

- Purposeful manipulation of matter smaller than 100 nanometres ("nm").
- One nm is one billionth of a metre, or $^{1}/_{75,000th}$ the width of a human hair .
- Nanotechnology will revolutionise manufacturing and pharmaceutical compounds. New types of molecular interactions are observed, leading to new solutions with previously unobtainable properties, eg. rubber that conducts electricity, flexible ceramic jet engine parts.
- Current manufacturing methods are unsophisticated at the molecular level. Matter is being moved en masse.
- Nano techniques are being developed to place every atom and molecule in a desired place.
- Nanotechnology is the largest US Federally funded science initiative since it decided to put a man on the moon. (In 2004, US Government invested USD1.6B)



Using Dendrimers to Create New Polyvalent Products

starpharma

SPL is the world leader in the discovery and development of pharmaceutical products using dendrimers and the multi-binding phenomenon of polyvalence and has a dominant world patent position in dendrimer nanotechnology.

- **Dendrimers ('dendri' = tree / 'mer' = branch)**
  - Uniform and defined building blocks that allow nanoscale objects to be designed, produced and functionalised across broad fields of application.
  - The major platform for producing synthetic nanostructures compatible with biological systems.





Illustrations of dendrimer structures

- **Polyvalence**
  - Polyvalent (i.e. multiple simultaneous) binding mimics nature (e.g. protein-protein & protein-membrane binding), resulting in significantly enhanced activity compared with traditional small 'single-binding' molecules – like "molecular velcro"
  - Precise control of surface functionality compared to polymers


Virus
Cell

Whitesides *et al, Angew. Chem. Int. Ed.* **1998**, *37(20)*, 2754



VivaGel™ – The First Product of the Pipeline


starpharma

VivaGel™ is the world's first defined nano-scale drug to be tested in human clinical trials. The results set an important precedent with the US FDA.

Description: A vaginal microbicide for the prevention of HIV, genital herpes and other sexually transmitted diseases – applied to the vagina privately before sexual activity.

Significance: A new product concept – the first 'female controlled' product.

The condom is a 'male controlled' product.

Target Market: Over 40 million people are infected worldwide with HIV. VivaGel™ is aimed at all women who desire to remain HIV-negative. Significant market in the developed world (over US$2 Billion).

Development Stage: Completed initial dose-ranging phase I safety & tolerability study in December 2004. Planning expanded clinical program in 2005.

Commercialisation Progress: Further trials in 2005/6, initially applied to outside of condoms (estimated market USD500M).

VivaGel™ packaged into pre-filled applicators.



Illustration of dendrimers binding to the gp-120 receptors on the surface of the HIV virus, blocking its attachment to the CD-4 receptors on the cell surface.

VivaGel™'s Dendrimer Composition offers competitive advantages in product safety, efficacy, HIV & HSV activity resistance profile and regulatory development for FDA


starpharma

Competing Product (Company)	**How they work**
Savvy (Biosyn)	Surfactant/detergent
• **Pro2000** (Indevus) • **Carraguard** (Pop. Council)	Negatively charged polymers
Tenofovir (Gilead)	Inhibits virus replication enzyme
• **BufferGel** (Reprotect) • **Acidform** (Instead)	Vaginal acidification

Key Development Issues


starpharma

Safety/Efficacy: Progressive expansion of clinical trials, internationally, into larger population groups for both HIV and HSV indications.

Activity: Topical microbicides are increasingly being recognised as the best and quickest opportunity for HIV prevention. *Ref: New England Journal of Medicine.* (Major difficulties with vaccine strategies.)

Scale Up: SPL has made substantial progress in scale up manufacturing, with a network of international groups, eg. IRL NZ, IDT Victoria

Funding: Working toward full financial support of ongoing clinical trials from Government and world agencies, thereby enabling SPL to retain its full equity in the project.

Platform Technology With Broad Applications

starpharma

Starpharma's focus on polyvalent pharmaceuticals has many high value applications.



Dendrimer expertise & intellectual property

Polyvalent Pharmaceuticals

starpharma

- VivaGel™ - HIV Prevention
- VivaGel™ - HSV-2 & STD Prevention
- Oncology – Angiogenesis Inhibition
- Inflammatory Diseases
- Respiratory Viral Diseases
- Radiopharmaceuticals
- Carbohydrate Active Targeting

33% equity interest in DNT

Starpharma's Core Focus

DNT's Core Focus

Other Dendrimer Applications

dnt DENDRITIC NANOTECHNOLOGIES INC.

- Drug Delivery
- Imaging & Contrast Agents
- SiRNA Delivery
- Gene Transfection
- Nano-electronics
- In-vitro Diagnostics
- Dendrimer Supplies

Value Creation: Option One


starpharma

Product Development In-house, followed by licensing with a partner for marketing & distribution:

VivaGel ™

- Condom Market
- HIV Prevention – Vaginal Microbicide
- Genital herpes & STD market
- Combination Microbicide

Generate up-front, milestone payments & royalties on sales of product.

Value Creation: Option Two


starpharma

Multiple Early Stage Development Partnerships to 'Seed the Technology' with Companies:

- Combination Microbicide
  - **ReProtect, Inc.**
- Radiopharmaceuticals
  - **Producer of radioisotopes**
- Carbohydrate Active Targeting
  - **Industrial Research Limited**
- Diabetes
  - **Chemgenex, Inc**
- Biodefense
  - **Anadis Ltd**

Generate up-front, milestone payments & royalties on sales of product.

Value Creation: Option Three


starpharma

Formation of Spin-out Companies and Joint Ventures:

- **Dendritic NanoTechnologies, Inc.**
  - 33% SPL - Michigan, US
  - Commercialisation and supply of dendrimers

DENDRITIC NANOTECHNOLOGIES INC.
www.dnanotech.com



- **Dimerix Bioscience Pty Ltd**
  - 30% SPL - Receptor coupling
  - Mechanism of polyvalence
- **Several other initiatives in progress**

Dimerix Bioscience
www.dimerix.com

Generate capital value through equity holdings and commercialisation rights.

Exposure to Other Opportunities Through U.S. JV

starpharma

SPL holds a 33% interest in privately owned company Dendritic NanoTechnologies, Inc (based in Michigan).

www.dnanotech.com


dnt

DNT's Business: Supply and development of dendrimers in life sciences, materials and electronics applications

Globally dominant patent position: In January 2005, **The Dow Chemical Company** transferred its 'foundational' (i.e. 1984-2004) portfolio of 196 patents (41 patent families) to DNT, with SPL granted exclusive worldwide rights to any applications in polyvalent pharmaceuticals.

Significance:

- Dow has entrusted commercialisation of its substantial portfolio to DNT & SPL, in return for a significant equity stake in DNT.
- SPL and DNT control the world's broadest dendrimer patent portfolio.
- SPL is the clear 'partner of choice' for big pharmaceutical & biotech companies interested in polyvalence.

Partnerships: The Dow Chemical Company, Pfizer, Inc., Sigma Aldrich, Dharmacon, MIT's Institute for Soldier Nanotechnologies, Central Michigan University, Precision Detectors

Management Expertise and Depth


starpharma

Name	Position	Experience
Peter Bartels, *AO*	Chairman of the Board	Formerly CEO and Managing Director of Fosters Brewing Company Limited and Coles Myer Limited
John Raff, *Ph.D.*	CEO	Founder and experienced entrepreneur
Jackie Fairley, *BSc MBA*	COO (announced)	Business Development and senior management in large Pharma
Tim Grogan	V.P. Commercial Development & Licensing	Corporate/IP law. Previous experience with Monsanto and Freehill, Hollingdale and Page, Australia's leading law firm
Guy Krippner, *Ph.D.*	Head of Chemistry	10 years industry experience. Management positions with Biota and Prana
Ben Rogers	Company Secretary	Extensive experience in finance and administration
Tom McCarthy, *Ph.D.*	Development Manager	Successfully led IND application for VivaGel™. Organic chemist trained at Oxford.
Jeremy Paull, *Ph.D.*	Regulatory Affairs Manager	Norwood Abbey, transdermal drug delivery, and pharmacology
Key Scientific Advisors		
Prof. Peter Colman	Non-executive Director – Starpharma	Head, Structural Biology Division, Walter & Eliza Hall Institute of Medical Research
Dr. Peter Jenkins	Non-executive Director - Starpharma	Consultant physician and gastroenterologist
Prof. Jean Fréchet	Professor of Chemistry, University of California Berkeley	Most published dendrimer chemist
Larry Stanberry *M.D.*	Professor, University of Texas Medical Branch	Virology, genital herpes and microbicides

Cash Resources & Capital Structure


starpharma

Cash:

- $10m in the bank
- Sufficient cash in the bank for more than two years operation, at current burn rate
- Expenditure is on budget

Capital Structure:

- 111,235,000 ordinary stock on issue (no listed options)
- ADR-I Program: 334,779 on issue (ratio 10:1)
- 2,189 shareholders
- 20% issued stock held by directors
- 30-35% of issued stock held by Institutional Investors

SPL: Investment highlights


starpharma


Nanotech
Report

December 2004: Top 5 Nanotech Breakthroughs of 2004
Melbourne, Australia-based Starpharma's product VivaGel.
January 2005: *Top Nanotech Buys for 2005*
"We expect great things to come from [Starpharma] and its significant ownership in U.S.-based Dendritic Nanotechnologies, Inc."

- Establishing partnerships for increasing investor awareness in Australia and internationally – future ADR 3 - eg. rapid take-up of ADR Level I program
- Dendrimers – a leading Nanotechnology platform for life sciences applications
- SPL - unparalleled strength and expertise in the science of dendrimers for use as polyvalent pharmaceuticals
- SPL dominates the field's IP landscape
- VivaGel™ - significant market opportunity and development with no equity loss to Starpharma
- Partner of choice in dendrimer technology and world class development and commercialisation capabilities
- Strong and focused management
- Ongoing demonstration of the value of DNT

SPL represents the opportunity to participate in a company that is at the forefront of the application of nanotechnology to the development of new types of pharmaceuticals and the value that will be created.


starpharma
leading the world in nanomedicine

www.starpharma.com

Chief Executive Officer: Dr John Raff
Email: john.raff@starpharma.com
Office: +61 3 8532 2701
Mobile: +61 417 379 322
Fax: +61 3 9510-5955

FILE NO. 82-34832



STARPHARMA TO RECEIVE UP TO $5.6M GRANT FOR PRODUCT DEVELOPMENT

Melbourne, Australia, 1 April 2005 – Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) a world leader in nanotechnology-based medicine today announced that its wholly owned subsidiary Starpharma Pty Ltd has been offered a grant of AUD$5.6 million over four years under the Australian Government's Pharmaceuticals Partnerships Program (P3).

Industry Minister Ian Macfarlane today made the announcement during an industry visit to Starpharma's Melbourne headquarters.

Starpharma's grant will be used to progress development and commercialization of Starpharma's dendrimers as new pharmaceuticals. The projects include developing dendrimers against sexually-transmitted viruses, respiratory viruses and diabetes. Other applications will include the use of dendrimers as vaccines and inhibitors of new blood vessel growth for cancer therapy and delivery of radiation therapy.

CEO John Raff said: "Over the years the Australian Government has provided Starpharma with significant funding support for our dendrimer nanotechnology projects, initially through two START grants and now with this latest grant. This funding support provides benefits to the nation by allowing Australian companies like Starpharma to take their products close to market with minimal dilution of shareholders' equity."

Starpharma's VivaGel™, for preventing the sexual transmission of HIV, is the most advanced defined nano-drug under the US regulatory system and was the first in the world to enter human trials under the US Food and Drug Administration (FDA) Regulations. VivaGel™ was named one of the world's Top 5 Nanotech Breakthroughs of 2004 by the industry leading *Forbes/Wolfe Nanotech Report*.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has an equity interest in a Michigan based company – Dendritic NanoTechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing

significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Christie	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 /0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	www.starpharma.com	


starpharma

Starpharma appoints Cerylid CEO Jackie Fairley to newly created COO position

Melbourne, Australia, 30 March 2005 – Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) today announced that Dr Jackie Fairley will take up the newly created position of chief operating officer for the company toward the middle of 2005.

"The decision to develop the new COO role follows Starpharma's increasing focus on growth and internationalisation of the Company, and we felt that the timing was right for Starpharma to make an appointment at this level," said Dr John Raff, CEO of Starpharma.

"Dr Fairley's experience is an excellent match for our needs. She has worked with big pharma, held management roles in large companies, executed M&A transactions and interacted closely with institutional investors."

Dr Fairley has more than 15 years' experience working in the pharmaceutical and biotechnology industries. She has held a variety of positions in business development and senior management, including as CEO and managing director of Cerylid Biosciences Limited between 2001 and 2005. She moved to Cerylid from senior roles with CSL, and later, Faulding (now Mayne Pharma).

"I have always held Starpharma's technology in very high regard, and I was naturally attracted by the opportunity to work with one of Australia's leading listed biotechnology companies that also has an established international presence. I look forward to making a substantial contribution to the future success of the company," Dr Fairley said.

"Starpharma's lead product VivaGel™ is in the advanced development phase and is receiving increasing international attention. We now have the opportunity to apply the dendrimer technology to a wide range of pharmaceutical applications. I'm sure that Dr Fairley's pharmaceutical and business experience together with her industry contacts will prove invaluable," Dr Raff said.

While with Cerylid, Dr Fairley was responsible for raising more than $10 million private equity funding and had a key role in the acquisition of Kinacia Pty Ltd.

She is also a member of the Federal Government's Pharmaceutical Industry Working Group and the Victorian Innovation Economy Advisory Board.

Dr Fairley has BSc(Hons) and Bachelor of Veterinary Science degrees from the University of Melbourne and an MBA from the Melbourne Business School where she received the prestigious Clemenger Medal. She is a Graduate of the Australian Institute of Company Directors.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has an equity interest in a Michigan based company – Dendritic NanoTechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Christie	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 /0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	www.starpharma.com	


starpharma

Dendritic NanoTechnologies Appoints Dow Chemical Company Licensing Executive to Board of Directors

Melbourne, Australia, 29 March 2005 – Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) today released the attached announcement by Dendritic NanoTechnologies Inc. ("DNT"), regarding the appointment of The Dow Chemical Company Licensing Manager (Mr Mike Pirc) to its Board of Directors.

In January 2005 Starpharma announced a tri-partite deal between DNT, The Dow Chemical Company ("Dow") and Starpharma whereby Dow transferred ownership of its portfolio of dendrimer nanotechnology intellectual property to DNT in return for a significant equity stake in DNT. Under the terms of the deal Starpharma has commercialisation rights to polyvalent pharmaceutical applications of the DNT portfolio including the 196 ex-Dow patents. Starpharma remains the major shareholder in DNT with a 33% equity position.

Starpharma CEO Dr John Raff said: "Mike Pirc brings international licensing expertise and a wide range of other skills that complement the existing strong DNT Board and we welcome his appointment. DNT is very well placed to be an international leader in the commercial applications of nanotechnology."

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has an equity interest in a Michigan based company – Dendritic NanoTechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media **Rebecca Christie** Buchan 02 9237 2800 /0417 382 391 rchristie@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701	**Ben Rogers** Company Secretary +61 3 8532 2702
	www.starpharma.com	

Dendritic NanoTechnologies Appoints Dow Chemical Licensing Manager to Board of Directors)

Dendritic NanoTechnologies Inc. (DNT), a technology company that is a leading developer and provider of advanced dendritic polymers, or "dendrimers," today announced it has appointed Michael Pirc, a chemical engineer and licensing manager for The Dow Chemical Company (NYSE: DOW), to the company's Board of Directors. Dendrimers are nanostructures with specific, precise and predictable physical properties that make them especially useful for targeting diseases and delivering drugs to fight them.

In his capacity as Dow's business manager for the Dow Technology Licensing Business, Pirc has overseen licensing for a broad range of Dow's business ventures. At DNT, Pirc will help the company better position itself to engage companies that wish to license DNT's unique dendrimer technologies.

In January, DNT announced a strategic partnership with Dow and DNT investor Starpharma, an Australia-based dendrimer developer (ASX: SPL, USOTC: SPHRY). This agreement means that DNT owns the world's broadest dendrimer patent portfolio (196 patents comprising 41 patent families). Pirc, who was instrumental in the agreement between Dow and DNT, and who has extensive experience with Dow's dendrimer intellectual property, is uniquely positioned to identify potential licensing arrangements for DNT's technology and help bring those arrangements to fruition.

"Thanks in part to Mike's efforts while heading technology licensing at Dow, DNT was able to acquire the majority of intellectual property in the dendrimer field," said Robert Berry, chief executive officer, Dendritic NanoTechnologies. "We simply could not have found a board member who would be in a better position to help us take our comprehensive dendrimer portfolio to a wider base of licensees. In addition, with his background as a chemical engineer, his extensive research into polymers, and his experience managing dendrimer licensing with Dow, Mike comes to DNT's board with a resume that is tailor-made for the role. We're thrilled to have him on the team."

"The development and agreement of mutually beneficial licensing agreements is a key element in DNT's business plan," said Mike Pirc, business manager, Dow Technology Licensing. "As a board member, I intend bring my licensing experience to bear on DNT's forthcoming business ventures, and to guide and assist Bob and his team in maximizing the potential of the company."

Dendrimer technology was first developed at Dow when DNT founder Donald Tomalia was a Dow employee. DNT's initial research and licensing efforts include imaging contrast agents for new diagnostic solutions for enhancing the findings of MRIs, transfection reagents for RNA-I delivery with improved gene silencing with less toxicity, and encapsulation and release of palatinate-based anti-cancer drugs to reduce the toxicity and side effects of their use. With the assignment of the Dow patent portfolio, DNT owns the world's broadest intellectual property position in dendrimer science.

About DNT

Dendritic NanoTechnologies Inc. (DNT) is a technology company that is a leading developer and provider of advanced dendritic nanoscale polymers. Dendrimers are nanostructures with specific, precise and predictable physical properties that make them especially useful for pharmaceuticals, medical imaging, electronics, materials, and the mass commercial markets. DNT has a broad and comprehensive IP portfolio that comprises over 200 patents in 41 patent families—a unique level of IP concentration among nanotechnology companies—and has existing licensing agreements with established revenue streams for dendrimer technology. DNT's business strategy is to establish dendrimer technology, through licensing agreements, as the preferred nanotechnology enabling platform from which to build value and generate revenue for DNT and its customers. DNT's technology development is directed by Donald A. Tomalia Ph.D., the company's president and chief technical officer. Dr. Tomalia had a 25-year management and senior scientist career with The Dow Chemical Company, has numerous commercial developments including Citrucel® (now marketed by GlaxoSmithKline) and cationic polymerization of 2-oxazolines, and is the inventor and originator of the term "dendrimers." Incorporated in 2003, DNT is a U.S. company located in Mount Pleasant, Michigan. http://www.dnanotech.com

Contact:

Tim Cox
Zing Public Relations
+1-650-369-7784 office
+1-650-888-6116 cell
tim@zingpr.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Limited**
ABN 20 078 532 180

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr John W Raff
Date of last notice	21 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest – JPS Distribution Pty Ltd
Date of change	23 March 2005
No. of securities held prior to change	Direct: 3,746,581 Indirect: 445,250
Class	Ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,400
No. of securities held after change	Direct: 3,746,581 Indirect: 465,250

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Starpharma Holdings Ltd
ABN	20 078 532 180

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ross Dobinson
Date of last notice	15 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest – Espasia Pty Ltd
Date of change	21 March 2005
No. of securities held prior to change	3,055,289
Class	Ordinary Shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$82,270.60
No. of securities held after change	3,155,289
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Ltd**
ABN 20 078 532 180

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Bartels
Date of last notice	17 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest – Sambar Superannuation Fund
Date of change	21 March 2005
No. of securities held prior to change	80,000 (direct)
Class	Ordinary Shares
Number acquired	20,000 (indirect)
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,600
No. of securities held after change	80,000 (direct) 20,000 (indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Limited**
ABN 20 078 532 180

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr John W Raff
Date of last notice	5 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest – JPS Distribution Pty Ltd
Date of change	18 March 2005
No. of securities held prior to change	Direct: 3,746,581 Indirect: 425,250
Class	Ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,600
No. of securities held after change	Direct: 3,746,581 Indirect: 445,250

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


starpharma

Starpharma Launches New Start-Up Biotechnology Company

Melbourne, Australia, 16 March 2005 – Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) today announced the establishment of a start-up biotechnology company (as a foundation shareholder).

The company – Dimerix Bioscience Pty Ltd ("Dimerix") – is a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the exciting new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Receptor coupling is one of the basic signalling mechanisms of biological systems, and because of their size Starpharma's nano-structures have natural advantages in designing drugs to control receptor coupling and cell signalling.

Starpharma assisted with the establishment of Dimerix and is providing in-kind contributions including commercial management expertise, and AUD$200,000 cash. In exchange Starpharma has received a 30% equity holding, making it the largest shareholder of Dimerix. Listed technology commercialisation company QPSX Limited (ASX:QPX) is also a minor foundation shareholder in Dimerix.

In addition to its equity position Starpharma has entered into a drug development project with Dimerix based on the combination of Starpharma's dendrimer nano-structures with the Dimerix *Collision* technology. Receptor coupling is a basic mechanism of action for polyvalent drugs, and therefore the combination of polyvalent dendrimers with knowledge of receptor coupling opens up a whole new area of drug development.

Starpharma CEO Dr John Raff said: "this collaboration is another example of Starpharma's strategy of partnering with developers of world-leading technologies to complement our own development programs and at the same time, leveraging Starpharma's unique nano-drugs and strong IP position."

Dr Raff also said that Starpharma had successfully applied this model to establish Dendritic NanoTechnologies Inc ("DNT"), its Michigan based investee company. The Starpharma/DNT partnership was now recognised as one of the most significant players in the field of nanotechnology, and this had been achieved within three years and with a total investment by Starpharma of less than AUD$4 million. The international credibility of DNT has been validated by a recent deal in which The Dow Chemical Company transferred ownership of its portfolio of 196 dendrimer patents with associated royalty streams to DNT in exchange for a 30% equity position. Starpharma currently holds 33% of DNT and commercialisation rights to DNT technology in pharmaceutical applications.

"Starpharma's VivaGel™ is the most advanced defined nano-drug under the US regulatory system and dendrimers are becoming recognised as the gold standard for the precise manufacture of nano-structures to meet pharmaceutical purity standards" Dr Raff said.

Dimerix CEO Matt Callahan stated: "the relationship with Starpharma provides a solid foundation to the Company, and an opportunity to accelerate the Company's wider drug development program which aims to significantly abridge the standard development timeline."

Dimerix's core business is the design of a novel class of drugs based on existing and validated drug candidates for well understood drug targets. This strategy reduces the development time and increases the likelihood of success. The Dimerix team has world recognised experience with GPCRs which are the single most successful class of drug targets, with more than one quarter of the top 200 best selling drugs targeting GPCRs. Dimerix's *Collision* technology allows Dimerix to look inside complexes of these GPCRs and to characterise them, in ways not possible with other existing technologies. A patent application has been lodged for the technology.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has an equity interest in a Michigan based company – Dendritic NanoTechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Christie	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 /0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	**www.starpharma.com**	